

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Via E-mail
Kenneth Bloom
Chief Executive Officer and President
BlueData Corporation
2700 Gateway Centre Blvd., Suite 600
Morrisville, North Carolina 27560

    Re: BlueData Corporation
           Amendment No. 1 to Registration Statement on Form 10
           Filed April 8, 2011
           File No. 0-54281

Dear Mr. Bloom:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Statements and Results of Operations, page 20

Liquidity and Capital Resources, page 21

1.   We note your response to comment 6 in our letter dated March 22, 2011. We also note your revised disclosure that under the terms of the promissory note, the company may, in its discretion, call on the lenders to provide additional funds necessary to cover the operating costs of the company. Please revise your filing to clarify the practical effect of such arrangement, given that the lenders are also your sole stockholders and serve as your only officers and directors. In addition, we note that the promissory note filed as Exhibit 10.1 has not been signed by either of the lenders in his or her individual capacity. Please advise.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

               Sincerely,

               /s/ A.N. Parker for

               H. Roger Schwall
               Assistant Director